February 25, 2010

VIA EDGAR

Valerie Lithotomos
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust
- Legg Mason Strategic Real Return Fund
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to comments that we received from you by telephone on February 23, 2010 regarding Post-Effective Amendment No. 1 to the Legg Mason Global Asset Management Trust Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on December 10, 2009.  This Post-Effective Amendment concerned the registration of one new series of the Registrant, Legg Mason Strategic Real Return Fund (the “Fund”).  The responses are reflected in Post-Effective Amendment No. 2 to the Registrant’s registration statement to be filed with the Securities and Exchange Commission (“SEC”) on February 26, 2010 (the “PEA”).

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Registrant’s response to the comment.

Prospectus

General

1.
Comment: Please delete the following sentence from the Fund’s investment objective: “The fund defines real return as total return reduced by the impact of inflation.”  This definition is repeated in the “Principal investment strategies” section and does not need to be included as part of the investment objective.

Response: The above-referenced sentence has been removed from the Fund’s investment objective.

February 25, 2010

2.	Comment: Please confirm that the expense limitation described in footnote 2 to the fee table will be effective for at least one year.

Response: The Registrant confirms that the expense limitation will be in effect for at least one year. Please note that footnote 2 to the fee table states: “This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent.”

3.	Comment: Please describe how the Fund’s investment strategies protect against inflation.

Response: As stated in the prospectus, the Fund utilizes a tactical asset allocation program to seek to provide an attractive long-term real return (defined as total return reduced by the impact of inflation). Asset allocation decisions are based primarily on the adviser’s evaluation of future consumer price trends and the relative attractiveness of the asset classes in which the Fund can invest. These evaluations are based on modeling processes that assign probabilities to different inflation scenarios. Legg Mason advises that, in general, the asset classes in which the Fund will invest have historically produced returns that have exceeded the rate of inflation.

4.	Comment: Please rename the section titled “Certain risks” as “Principal risks” to more clearly describe the nature of the risks identified in this section.

Response: The Registrant has considered this suggestion, but continues to prefer the header “Certain risks” for this section. While the Registrant believes that this section does summarize the principal risks described in response to the requirements of Item 9 of Form N-1A, the Registrant feels that use of the heading "Certain risks" is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in the Fund or the Fund's ability to achieve its objective.

5.	Comment: In the “Management–Portfolio managers” section (Item 5(b) of Form N-1A), please list each Portfolio Manager’s title. In addition, please replace “since inception” with the year that each Portfolio Manager began to manage the Fund.

Response: The title of each Portfolio Manager is “Portfolio Manager.” To make this more clear, the Registrant has capitalized the title “Portfolio Manager” each time it appears in this section. In addition, the Registrant has revised the section to clarify that each Portfolio Manager has managed the Fund since 2010.

Statement of Additional Information (“SAI”)

February 25, 2010

6.	Comment: Please state the limit on the Fund’s investment in reverse repurchase agreements.

Response: The SAI states the following: “The fund will not engage in reverse repurchase agreements if its total borrowings exceed 33-1/3% of its total assets.”

7.
Comment: Please state the limit on each of the following investments: (a) repurchase agreements, (b) loaning the Fund’s portfolio securities to financial institutions on institutional investors, and (c) investing in loans, including assignments and participation interests.

Response:

(a) Repurchase Agreements. The SAI states: “When cash is temporarily available, or for temporary defensive purposes, the fund may invest without limit in repurchase agreements and money market instruments, including high-quality short-term debt securities.” The Fund’s investments in repurchase agreements is also limited by SEC guidelines that state that repurchase agreements must be fully collateralized. As such, the Fund’s SAI states:

When the fund enters into a repurchase agreement, it will obtain as collateral from the other party securities equal in value to at least the repurchase amount including the interest factor. Such securities will be held for the fund by a custodian bank, an approved securities depository or book-entry system.

(b) Loaning the Fund’s Portfolio Securities. The Fund does not currently expect to loan the Fund’s portfolio securities.

(c) Loans, Including Assignments and Participation Interests. The “More on the fund’s investment strategies, risks and investments” section of the prospectus states that the Inflation-Linked Debt Securities Sleeve of the Fund may invest in loan participation and assignments. The prospectus states that “no more than 10% of the sleeve's net assets may be invested in loan participations and assignments” and “no more than 20% of the sleeve's net assets may be invested in a combination of high yield securities, emerging market securities and loan participations and assignments.” The other sleeves of the Fund do not currently intend to invest in loans, including assignments and participation interests.

February 25, 2010

8.	Comment: The SAI states the following: “The fund may also borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.” If this is a principal investment strategy, please add disclosure to the prospectus.

Response: Borrowing from banks or other lenders for temporary purposes in reliance on this sentence is not a principal investment strategy of the Fund. However, the Registrant notes that it may borrow for investment and cash management purposes as a principal investment strategy. This is disclosed in the “Principal investment strategies” section of the prospectus as follows:

The fund may borrow money, including for investment and cash management purposes, in amounts up to 33-1/3% of the fund's total assets, including borrowings, a practice known as "leveraging."

9.
Comment: The SAI states the following: “The fund may seek to gain exposure to certain asset classes, such as ETFs or MLPs that invest primarily in commodities, through investments in Real Return Fund Ltd., a wholly-owned subsidiary of the fund, organized as a Cayman Islands exempted company.”  Please confirm that this policy is stated in the prospectus.

	Response:	The Registrant confirms that this policy is stated in the “Principal investment strategies” section of the prospectus as follows:

The Commodity-Linked Securities Sleeve invests primarily in a combination of commodity-linked instruments that provide exposure to the investment returns of the commodities markets, without investing directly in physical commodities. These instruments include master limited partnerships (“MLPs”), structured notes, bonds, debentures and derivatives, including swaps, forwards, futures and options. The sleeve may invest in these instruments through a wholly-owned subsidiary managed by LMGAA, other investment companies, ETFs and exchange-traded notes (“ETNs”) and may invest in cash, cash equivalents, money market funds or other similar instruments.

* * * * *

February 25, 2010

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/  Michelle Y. Mesack

Michelle Y. Mesack